Filed by SemGroup Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SemGroup Corporation

Commission File No. 001-34736

Date: September 23, 2019

Timeline for Merger & Integration

What happens between now and the closing of the merger?

The merger is expected to close in late 2019 or early 2020. Until the merger is completed, SemGroup and Energy Transfer will continue to operate as independent companies focused on operating their existing businesses.

With respect to the merger, both companies will be undertaking processes to obtain required approvals, clearances and to satisfy closing conditions. Additionally, despite the requirement to operate as separate companies, SemGroup and Energy Transfer will also start the work of preparing for the operation of an integrated organization.

An Integration Steering Committee (the “ISC”) is expected to be named in the next few days and hold its first meetings in early October. The ISC will be tasked with managing day-to-day activities of integration planning, overseeing the departmental workstreams and serving as a liaison to the respective executive teams. Shortly after the ISC is named, it will begin assembling members of management to serve on certain workstreams, which will work to support the integration process.

There is no need for SemGroup employees to interact with Energy Transfer employees unless specifically directed to by the ISC.

How long is the integration expected to take?

It is expected that Energy Transfer will be prepared to fully integrate SemGroup into its organization in a very short time following the closing. It is anticipated that, for example, there will be integration of SemGroup employees into Energy Transfer employee systems almost immediately after closing.

Will SemGroup’s budgeted capital projects continue?

Yes, it’s business as usual and SemGroup’s budgeted capital projects will continue as normal.

When can we expect to know about our position?

There will be no change in your positions prior to close. The ISC will have an organizational workstream which will work to develop a combined organization for presentation to the executive teams. This organizational workstream will work to complete a full review of the organization which will be finalized shortly after the closing. It is expected that there will be employees that are needed to support the integration efforts immediately after closing and those needed to support Energy Transfer following completion of the integration.

Will there be layoffs prior to closing?

SemGroup has no current plans to conduct a layoff prior to closing.

Will employees receive severance?

In the event of an involuntary termination, not for cause, an employee will be eligible for severance. Involuntary termination, not for cause, means the employee has not done anything wrong but that the employer no longer needs the employee’s services.

If the involuntary termination occurs after the merger closing and before the first anniversary of the closing date, the termination will qualify as a “Change of Control” terminations and employees will be eligible for enhanced severance according to SemGroup’s pay plan located on Inside SemGroup here: [LINK].

SemGroup Benefits

When will our 2019 STIP be paid?

SemGroup employees continue to be eligible for the 2019 Short Term Incentive (the “STIP”) pay. The 2019 STIP will pay out at no less than target. Payment will occur on or before March 15, 2020.

What happens to my SemGroup welfare benefits (medical, dental, vision, AD&D, life insurance, etc.)?

All SemGroup benefits will continue until closing. Open enrollment for SemGroup benefits will happen in November as usual. After closing, SemGroup employees commencing work with Energy Transfer will enroll in the suite of benefits offered by Energy Transfer to its employees. Information concerning Energy Transfer’s benefits can be found at https://www.etmidstreambenefits.com

What happens to my SemGroup 401(k)?

SemGroup will continue its 401(k) matching program during the period prior to closing. If an employee is involuntarily terminated they should roll their 401(k) into an IRA or into the 401(k) plan of their new employer. Employees commencing employment with Energy Transfer can participate in Energy Transfer’s 401(k) after closing. SemGroup’s employees that have loans will be able to roll their balances and their loans into the Energy Transfer 401(k) plan. Information on the Energy Transfer 401(k) plan will be communicated in advance of closing.

What happens to SemGroup stock that employees have acquired through the SemGroup Employee Stock Purchase Plan (ESPP)?

SemGroup shares acquired through the ESPP will be handled like any other SemGroup Class A common stock. Per the terms of the merger, employees who own SemGroup shares of Class A common stock will receive $6.80 in cash and 0.7275 of an ET common unit for each SemGroup share. The last purchase of SemGroup stock at the ESPP discount will occur on September 30, 2019 and there will be no further enrollments or ESPP purchases after that date. Employees will have access to the shares they purchased through the E*Trade website.

Will SemGroup continue to offer its tuition reimbursement program?

Tuition reimbursements are made at the end of the semester to active employees who have met the requirements of the tuition reimbursement program. SemGroup’s program will end in conjunction with the closing of the merger. Energy Transfer does have a tuition reimbursement program that it offers to its employees. In addition, for SemGroup employees commencing work with ET after the closing who are already enrolled in a current class at the time of the merger, ET will honor the SemGroup plan for that semester.

Will SemGroup continue the Awardco program until the transaction closes?

Yes, SemGroup will continue to celebrate employee’s birthdays and anniversaries as well as reward the hard work and dedication of our employees through Awardco until the merger closes. It’s important that employees use any Awardco points before the program ends in conjunction with the closing of the merger.

Will SemGroup employees be able to keep their cell phones and numbers?

Yes. SemGroup employees who continue with ET after the closing will be able to continue to use their existing numbers and devices. In addition, if a SemGroup employee is terminated in connection with the merger, ET will release the phone to the impacted SemGroup employee as long as the SemGroup employee executes an assumption of liability document for the cellular and data costs associated with the phone number.

Questions for Energy Transfer

Will Energy Transfer offer relocation services to SemGroup employees who take positions at Energy Transfer?

Yes, Energy Transfer has a relocation policy. Employees who are asked to relocate more than 50 miles from their current work location would be eligible to receive benefits. The Energy Transfer relocation program offers tiered benefits based on an employee’s job level.

If Energy Transfer were to offer a SemGroup employee a position that included a relocation, would this absolve them from paying the severance in the event we chose not to move? Would we have the option of accepting the position OR the severance?

Energy Transfer is not absolved from paying severance if the job offered is more than 50 miles from the employee’s current work location. However, if the job is less than 50 miles from employee’s current location and the employee refuses the position, ET would not be required to pay severance benefits. Only employees who are asked to move more than 50 miles will have a choice to accept the job or severance.

If Energy Transfer offers a SemGroup employee a position that does not require relocation and the SemGroup employee does not accept, will that SemGroup employee be ineligible for severance?

Under the terms of the merger agreement, Energy Transfer has agreed to maintain the base salary/hourly rate for SemGroup employees joining Energy Transfer. As such, if the offer is for a base salary/hourly rate less than the employee is receiving from SemGroup, the employee can refuse the offer and still be eligible for severance. However, if the offer is for the same base salary/hourly rate and does not require a relocation of more than 50 miles and it is rejected, the SemGroup employee would be ineligible for severance.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will,” “should,” “would,” “may” and “could” or similar words or expressions are generally intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Company’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the Company’s results of operations, financial position, growth opportunities and competitive position. These statements reflect the Company’s current views with respect to future events based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. No assurances can be given, however, as of this date that these events will occur or that these projections will be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and could cause actual results to be materially different from those expressed in or implied by such forward-looking statements. Some of these factors include the Company’s ability to consummate the proposed transaction on the expected timeframe or at all, including due to the inability to obtain all approvals necessary or the failure of other closing conditions; the volatility of oil and natural gas prices; any sustained reduction in demand for, or supply of, the petroleum products we gather, transport, process, market and store; the overall forward markets for crude oil, natural gas and natural gas liquids; operational, regulatory and environment risks; cost and availability of equipment and labor; the Company’s ability to finance its activities; and other risks more fully discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, available on the Company’s website or the SEC’s website at www.sec.gov. Any forward-looking statement speaks only as of the date of which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Energy Transfer will file a registration on Form S-4 that will include a proxy statement of the Company. The definitive proxy statement will be sent to the stockholders of the Company. The Company and Energy Transfer may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s shareholder meetings. Investors and security holders may obtain a free copy of the proxy statement (when available), any registration statement/prospectus and other relevant documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement (when available), any registration statement/prospectus and other relevant documents by directing a request by mail or telephone to Investor Relations, SemGroup Corporation, 6120 S. Yale Ave, Suite 1500, Tulsa, OK 74136-4231. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.semgroup.com.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders, as filed with the SEC on April 12, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.